UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HF Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404172108

(CUSIP Number)

Mr. Terry Maltese, Maltese Capital Management LLC,
150 East 52nd Street, 30th Floor, New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

Exhibit Index located on Page 9	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 404172108	Page 2 of 9 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 479,300 9. Sole Dispositive Power 10. Shared Dispositive Power 479,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,300
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.79%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 404172108	Page 3 of 9 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 358,300 9. Sole Dispositive Power 10. Shared Dispositive Power 358,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,300
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.08%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 404172108	Page 4 of 9 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 479,300 9. Sole Dispositive Power 10. Shared Dispositive Power 479,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,300
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.79%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock ("Common Stock") of HF Financial Corp. (the "Issuer"), a company incorporated in Delaware, with its principal office at 225 South Main Avenue, Sioux Falls, SD 57104.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Maltese Capital Management LLC, a New York limited liability company ("MCM"), (ii) Maltese Capital Holdings, LLC, a Delaware limited liability company ("Holdings"), and (iii) Terry Maltese, Managing Member of MCM and Holdings, with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The managing member of Holdings and MCM is Mr. Maltese. In his capacity as managing member of Holdings and MCM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by Holdings and MCM.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of any shares of Common Stock except to the extent reported herein.

(b)    The address of the principal offices of each of Holdings and MCM, and the business address of Mr. Maltese is Maltese Capital Management LLC, 150 East 52nd Street, 30th Floor, New York, NY 10022.

(c)    The principal business of Holdings is that of acting as general partner for certain investment partnerships. The principal business of MCM is that of providing administrative and management services to certain partnerships and investment entities. The present principal occupation or employment of Mr. Maltese is Managing Member of MCM and Holdings.

(d)    During the last five years, none of Holdings, MCM, or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of Holdings, MCM, or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The funds for the purchase of the 479,300 shares of Common Stock beneficially owned by MCM came from the working capital of certain private investment funds that MCM manages. No borrowed funds were used to purchase such shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by MCM was $3,903,930.

The funds for the purchase of the 358,300 shares of Common Stock beneficially owned by Holdings came from the working capital of certain private investment funds for which it serves as the sole general partner. No borrowed funds were used to purchase such shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by MCM was $2,935,930.

The funds for the purchase of the 479,300 shares of Common Stock beneficially owned by Mr. Maltese, as a result of Mr. Maltese being the control person of MCM and Holdings, came from the working capital of certain private investment funds for which MCM manages and certain private investment funds for which Holdings serves as the general partner. No borrowed funds were used to purchase such shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by MCM was $3,903,930.

Item 4.    Purpose of Transaction.

The shares of Common Stock held by the Reporting Persons were acquired for, and are being held for, investment purposes. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 7,054,451 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on November 2, 2015:

(i)
MCM owned directly no shares of Common Stock. By reason of its position as investment advisor for various investment entities, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), MCM may be deemed to beneficially own 479,300 shares of Common Stock, constituting approximately 6.79% of the shares of Common Stock outstanding.

(ii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of various investment entities, under the provisions of Rule 13d-3, Holdings may be deemed to beneficially own 358,300 shares of Common Stock, constituting approximately 5.08% of the shares of Common Stock outstanding.

(iii)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and MCM, Mr. Maltese may be deemed to beneficially own the 479,300 shares of Common Stock constituting approximately 6.79% of the shares of Common Stock outstanding.

(b)    See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition. Holdings is a party to a management agreement with MCM pursuant to which MCM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. Mr. Maltese, as Managing Member of Holdings and MCM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the Reporting Persons.

(c) During the sixty days prior to the date hereof, the Reporting Persons, either directly or indirectly, effected the following transactions in the Common Stock:

Date	Transaction	Price	Shares
12/14/15	Sale	19.3749	(16,900)
12/15/15	Sale	19.4561	(10,000)
12/23/15	Sale	19.2500	(132)
12/24/15	Sale	19.2500	(200)
12/28/15	Sale	19.2500	(200)
12/29/15	Sale	19.2506	(1,700)
12/30/15	Sale	19.2617	(1,604)
12/31/15	Sale	18.9001	(8,753)
1/5/16	Sale	18.2500	(10,256)
1/6/16	Sale	18.1129	(27,155)
1/7/16	Sale	18.1000	(100)
1/8/16	Sale	17.7725	(3,600)
1/14/16	Sale	17.1348	(7,000)

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2016

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese Terry Maltese Managing Member	By:	/s/ Terry Maltese Terry Maltese

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese Terry Maltese Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  January 20, 2016

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese Terry Maltese Managing Member	By:	/s/ Terry Maltese Terry Maltese

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese Terry Maltese Managing Member